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                                                           SEC FILE NUMBER
                                                              000-29927
                                                    ----------------------------
                                                            CUSIP NUMBER

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K   [ ] Form 20-F   [ ] Form 10-Q   [ ] Form N-SAR

              For Period Ended: December 31, 2002
                                ----------------------------------
              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR

              For the Transition Period Ended:
                                              -------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

ImproveNet, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

8930 E. Raintree Drive, Suite 300
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Scottsdale, Arizona 85260
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |   (a)  The reasons  described in  reasonable  detail in Part III of this
      |        form  could  not be  eliminated  without  unreasonable  effort or
      |        expense;
      |   (b)  The subject annual report,  semi-annual report, transition report
      |        on Form 10-K, Form 20-F,  11-K,  Form N-SAR, or portion  thereof,
[X]   |        will be filed on or before the  fifteenth  calendar day following
      |        the  prescribed  due date;  or the  subject  quarterly  report or
      |        transition  report on Form 10-Q, or portion thereof will be filed
      |        on or before the fifth  calendar day following the prescribed due
      |        date; and
      |   (c)  The  accountant's  statement  or other  exhibit  required by Rule
      |        12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     ImproveNet, Inc. (the "Company") will not be able to complete the electronic filing of its Annual Report on Form 10-KSB for the year ended December31, 2002 (the "Form 10-KSB") by the prescribed filing date of 5:30 p.m. EST on March 31, 2003 without unreasonable effort or expense as a result of the following:

     During the last quarter of its recently completed fiscal year, the Company completed the acquisition of eTechLogix, Inc. ("Etech") by way of a merger of a newly created and wholly-owned subsidiary with and into Etech. This merger has been accounted for as a reverse merger with Etech as the accounting acquirer. As a result, the Company is required to implement purchase accounting in the preparation of its consolidated financial statements and is working to complete those financial statements. Therefore the Company's independent public accountants, Semple & Cooper LLP, will be unable to complete the year end audit with respect to the Company's financial statements. A statement signed by Semple & Cooper LLP is filed herewith as Exhibit A. While the Company intends to file its Form 10-KSB on April 15, 2003, there can be no assurances that such Form 10-KSB will be filed by such date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Jeffrey Perry, Esq.                 (480)           346-2014
     --------------------------------------   -------------  ------------------
                      (Name)                   (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                                          [X] YES [ ] NO

     ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [X] YES [ ] NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                                ImproveNet, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2003                       By: /s/ Kenneth S. Cragun
      -----------------------                  ---------------------------------
                                               Kenneth S. Cragun,
                                               Chief Financial Officer

                                     ANNEX A

For the reasons stated in Part III to this Form 12b-25, the Company's Form 10-KSB for the year ended December 31, 2002 cannot be filed by the prescribed date of 5:30 p.m. EST on March 31, 2003. The Company's net loss for the year ended December 31, 2001 was $553,730. The consolidated net loss, before extraordinary items, for the year ended December 31, 2002 has not been determined at this time because the year end financial statements have not been completed but it is expected to be significantly less than last year's loss.

                                   EXHIBIT A

We are the independent public accountants for ImproveNet, Inc., a Delaware corporation (the "Company"). In light of the requirement for the Company to implement purchase accounting for preparation of its consolidated financial statements following the acquisition of eTechLogix, Inc., the Company's management has been unable to complete its internal financial statements.
Therefore, we have been unable to complete our year-end audit of the Company's financial statements and furnish an opinion to the Company as required by Form 10-KSB.

/s/ Semple & Cooper LLP

Phoenix, Arizona
March 31, 2003